UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended: December 31, 2015
or
☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to
Commission File Number 1-01520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aerojet Rocketdyne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerojet Rocketdyne Holdings, Inc.
2001 Aerojet Road
Rancho Cordova, California 95742

Aerojet Rocketdyne Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Administrator of
Aerojet Rocketdyne Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedules of Assets (Held at End of Year) at December 31, 2015 and Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedules of Assets (Held at End of Year) and Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Sacramento, California
June 29, 2016

Aerojet Rocketdyne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value (Note 3)	$617,541,764	$609,082,452
Receivables:
Company contributions (Note 1)	39,540	1,333,738
Participant contributions	92,146	1,000,332
Notes receivable from participants	14,541,990	12,903,707
Total receivables	14,673,676	15,237,777
Total assets	632,215,440	624,320,229
Liabilities
Administrative expenses payable	254,677	68,668
Net assets available for benefits	$631,960,763	$624,251,561

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Additions
Contributions:
Participant	$49,656,978
Company (Note 1)	19,995,891
Rollovers	5,840,032
Total contributions	75,492,901
Investment Loss:
Dividends and interest	24,615,688
Net depreciation in fair value of investments	(29,636,517)
Total investment loss	(5,020,829)
Interest income on notes receivable from participants	555,471
Total additions	71,027,543
Deductions
Benefits paid to participants	63,140,346
Administrative expenses (Notes 1 and 6)	177,995
Total deductions	63,318,341
Net increase during the year	7,709,202
Net assets available for benefits
Beginning of year	624,251,561
End of year	$631,960,763

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of the Plan

The following description of the Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Aerojet Rocketdyne Holdings, Inc. (the “Company” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan consists of distinct provisions for the following three groups: (i) represented employees in Sacramento, California, represented employees in Canoga Park, California, and all non-represented employees; (ii) represented employees in Carlstadt, New Jersey; and (iii) represented employees in West Palm Beach, Florida.

Effective January 1, 2015, the Plan provisions for represented employees in Canoga Park, California were amended to mirror the Plan provisions for represented employees in Sacramento, California and all non-represented employees. Effective January 1, 2015, the Plan provisions for represented employees in Carlstadt, New Jersey were amended and as a result of the amendment, the Company makes matching contributions in cash equal to 100% of the first 3% of those participant’s compensation contributed and 50% of the next 3% of the compensation contributed with a minimum matching contribution of $100 per month per participant.

Contributions

Represented Employees in Sacramento, California, Represented Employees in Canoga Park, California, and all Non-Represented Employees

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”) . The Company makes matching contributions in cash equal to 100% of the first 3% of the participant’s compensation contributed and 50% of the next 3% of the compensation contributed. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for Aerojet Rocketdyne Holdings Stock Fund (the “Company Stock Fund”). Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in Carlstadt, New Jersey

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to 100% of the first 3% of participant's compensation contributed and 50% of the next 3% contributed but no less than $100 per month per participant. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the Company Stock Fund. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in West Palm Beach, Florida

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, up to $272 per week of their eligible compensation as defined by the Plan. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to 50% of participant contributions, up to $72. In addition, participants can make Individual Medical Account (“IMA”) contributions of $1 to $17 per week based on their age. The Company makes matching IMA contributions in cash equal to 75% of participants’ IMA contributions. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed and participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the Company Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of administrative expenses. Allocations of expenses are generally based on each participant’s account balance in proportion to all participants’ account balances.

Vesting

A participant’s interest in employee contributions and rollover contributions, if any, are vested and not subject to forfeiture. The Company’s contributions may be subject to such forfeitures as may be required or permitted in order to meet the nondiscrimination provisions of the Code or other applicable provisions of law. A participant’s interest in contributions made by the Company is vested as follows: (i) for represented employees in Sacramento, California, Canoga Park, California, Carlstadt, New Jersey and all non-represented employees – Company’s matching contributions are immediately vested and (ii) for represented employees in West Palm Beach, Florida – the Company’s matching contributions, IMA matching contributions, and automatic non-matching contributions are vested upon the earliest to occur of the following: (i) employee completes two years of participation in the Plan; (ii) employee completes three years of continuous service; (iii) employee’s attainment of age 65; (iv) employee’s disability date; (v) employee’s death while employed by the Company; (vi) employee’s layoff; or (vii) employee’s entry into the military service of the United States. For former employees of the Pratt Whitney Rocketdyne Division of United Technology Corporation ("UTC"), the Company carried over hire dates and UTC sponsored plan participation dates for purposes of vesting. Any Company contributions not meeting these vesting requirements are subject to forfeiture.

Forfeited Accounts

Forfeited balances are used to either reduce the cash payment of the Company’s matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2015 and 2014 were approximately $0.1 million.

Notes Receivable from Participants

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have up to two loans outstanding at any given time. Account balances attributable to the Company’s matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid ratably through payroll deductions. The outstanding balance of a loan may be paid at any time before the end of the term of the loan. Upon termination of employment with the Company, participants may elect to continue making loan payments through automatic direct debits from his or her personal bank account if a total distribution has not been taken from the Plan account. A default will be deemed to have occurred if any loan payment has not been made within 90 days of when the payment is due to be paid by the participant. Participants who do not elect to repay an outstanding loan through direct debits have 90 days to repay outstanding loan balances. After 90 days, outstanding loan balances are treated as a distribution from the Plan and may have tax consequences to the participant.

In-Service Withdrawals

For the Company’s matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for the Company’s matching contributions made after December 31, 2003. In-service withdrawals for participant contributions are allowed in certain circumstances in accordance with the Plan.

Payment of Benefits

Distribution of the pre-tax value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59 ½, termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds involved in such transactions. Investment funds remit a portion of their management fees to Fidelity Investments (“Fidelity”) for recordkeeping services. In connection with these recordkeeping fees, the Company has amended the trust agreement with Fidelity Management Trust Company (“Fidelity Trust”), the Plan’s Trustee, to establish a Revenue Credit Account (“RCA”) to share in excess recordkeeping fees paid to Fidelity. The Company may use proceeds in RCA to fund legal, accounting, and certain administrative costs of the Plan that are paid by the Company, but reimbursed by the Plan. The net administrative costs paid by the Plan are generally allocated to each participant’s account based upon account balance in proportion to all participants’ account balances. All other expenses, such as loan set up fees, loan maintenance fees, short term fees, overnight fees relating to participants’ transactions are deducted from those participants’ accounts as transactions occur.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued amended guidance on disclosures for investments in certain entities that calculate net asset value per share (“NAV”) or its equivalent. The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share or its equivalent. The Company will adopt the new guidance for plan year ending December 31, 2016. The new guidance will be applied retrospectively to all periods presented. The new guidance is not expected to have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued amended guidance to reduce complexity in employee benefit plan accounting. The main provisions of the new guidance are (i) the fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value; (ii) investments of employee benefit plans are grouped by general type, eliminating the need to disaggregate the investments in multiple ways; and (iii) eliminates the requirement of disclosing individual investments that represent 5 percent or more of net assets available for benefit and the net appreciation or depreciation for investments by general type. The Company adopted the new guidance for plan year ended December 31, 2015. The new guidance was applied retrospectively to all periods presented. The new guidance did not have a material impact on the Plan’s financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. The accrued, but unpaid interest was not material and was not reflected in notes receivable from participants as of December 31, 2015 and 2014. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3. Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered investment companies

The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Common stock

The Company’s common stock held in the Company Stock Fund is stated at fair value as quoted on a recognized securities exchange and valued at the last reported sales price on the last business day of the Plan year and is classified as Level 1 investment.

Short-term securities

Short-term securities are comprised of money market funds which are valued at quoted market prices in an exchange and active markets, and are classified as Level 1 investments.

Participant-directed brokerage accounts

Participant-directed brokerage accounts held registered investment companies, common stocks, cash, U.S. government bonds and corporate bonds. Registered investment companies and common stocks are classified as Level 1 investments. Cash is held in Fidelity money market account and classified as Level 1 investment. U.S. government bonds and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities and classified as Level 2 investments.

Common/collective trusts (“CCT”)

CCTs are fair valued at the reported NAV of units of a collective trust and classified as Level 2 investments. There is no restriction in place with respect to the daily redemption of the CCTs held by the Plan and there are no unfunded commitments. The CCTs are comprised of a stable value fund and a growth company fund. The investment objective of the stable value fund is to seek preservation of capital and provide a competitive level of income that is consistent with preservation of capital. The investment objective of the growth company fund is to provide capital appreciation through the active management of equities across a broad growth segment of the equity markets.

As of December 31, 2015 and 2014, the Plan’s investments measured at fair value were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2015
Registered investment companies	$424,298,310	$—	$—	$424,298,310
Common stock	28,400,365	—	—	28,400,365
Short-term securities	21,863,788	—	—	21,863,788
CCTs	—	108,999,170	—	108,999,170
Participant-directed brokerage accounts	33,905,145	74,986	—	33,980,131
Total investments at fair value	$508,467,608	$109,074,156	$—	$617,541,764

December 31, 2014
Registered investment companies	$460,467,547	$—	$—	$460,467,547
Common stock	39,096,029	—	—	39,096,029
Short-term securities	23,758,067	—	—	23,758,067
CCTs	—	54,375,350	—	54,375,350
Participant-directed brokerage accounts	31,250,480	134,979	—	31,385,459
Total investments at fair value	$554,572,123	$54,510,329	$—	$609,082,452

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated August 2, 2012, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. On January 26, 2016, the Plan filed for a new determination letter in accordance with the IRS procedures. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or Department of Labor. The Plan is currently being audited by the IRS for Plan Year 2013. The three-year statute of limitations has closed on Plan years prior to 2012.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. Related Party Transactions

Aerojet Rocketdyne Holdings, Inc. Common Stock

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2015, the Plan made sales of $6.5 million of the Company’s common stock (see Note 7). The Plan’s Trustee did not make any material purchases of the Company’s common stock during the Plan Year. Effective April 15, 2009, the Company Stock Fund was closed to new investments. At December 31, 2015 and 2014, the Plan held 1,813,561 and 2,136,395 shares of the Company’s common stock, respectively, through the Company Stock Fund, representing 4% and 6%, respectively, of the total net assets of the Plan.

Funds Managed by Fidelity

Certain Plan investments are shares of funds managed by Fidelity, the holding company of Fidelity Trust. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the NAV of shares of funds held by the Plan. The funds’ operating expense ratios ranged from 0.42% to 0.87% based on the funds’ most recent prospectuses.

RCA with Fidelity Trust

During the year ended December 31, 2015, a portion of the administrative expenses incurred by the Plan were paid through RCA, which totaled approximately $0.2 million. As reflected on the Statement of Changes in Net Assets Available for Benefits, the Plan made a direct payment of $0.2 million for the remaining expenses incurred during the year ended December 31, 2015.

7. Issuance of Unregistered Shares

The Company inadvertently failed to register with the SEC certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of the Company’s common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase (the “Rescission Offer”). The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register.  In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the Company Stock Fund in the Plan. As of December 31, 2015, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving the Company’s unregistered common stock to be approximately $4.9 million, including $2.8 million of interest. As there is no executed Rescission Offer currently in place, realization of this gain contingency is not reasonably assured; and therefore the Plan has not recorded a receivable from the Company as of December 31, 2015.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$631,960,763	$624,251,561
Adjustment from NAV to Form 5500 fair value for stable value CCT	359,145	794,025
Net assets available for benefits per the Form 5500	$632,319,908	$625,045,586

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2015

Total investment loss per the financial statements	$(5,020,829)
Change in adjustment from NAV to Form 5500 fair value for stable value CCT	(434,880)
Total investment loss per the Form 5500	$(5,455,709)

10. Delinquent Participant Contributions

Certain Plan contributions were not remitted to the Fidelity Trust within the time frame specified by the Department of Labor’s (the "DOL") Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2015. The delinquent participant contributions and associated investment earnings were reported to the DOL and corrected by the Company on April 28, 2015 and November 12, 2015.

11. Subsequent Events

Effective April 1, 2016, the Plan provisions for represented employees in West Palm Beach, Florida were amended to mirror the Plan provisions for represented employees in Sacramento, California, represented employees in Canoga Park, California, and all non-represented employees.

Supplemental

Schedules

Aerojet Rocketdyne Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (“VFCP”) and Prohibited Transaction Exemption 2002-51
$15,272	$—	$—	$15,272	$—	$—

Aerojet Rocketdyne Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**
December 31, 2015

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class IS Shares	Registered investment company	$13,219,126
	American Beacon Large Cap Value Institutional Class	Registered investment company	20,913,569
	Victory Sycamore Small Company Opportunity Fund Class I	Registered investment company	6,523,595
	Goldman Sachs Mid Cap Value Fund Institutional Class	Registered investment company	7,455,426
	PIMCO Total Return Institutional Class	Registered investment company	25,586,559
	Vanguard Total Bond Market Index Fund Admiral Shares	Registered investment company	7,039,747
	Vanguard Institutional Index Fund	Registered investment company	73,310,628
	Vanguard Extended Market Index Fund Institutional Shares	Registered investment company	8,144,627
	Vanguard Total International Stock Index Fund Admiral Shares	Registered investment company	4,459,303
*	Fidelity Low-Priced Stock Fund - Class K	Registered investment company	35,303,617
*	Fidelity Diversified International Fund - Class K	Registered investment company	26,536,123
*	Fidelity Mid-Cap Stock Fund - Class K	Registered investment company	26,310,405
*	Fidelity Freedom Income - Class K	Registered investment company	10,644,999
*	Fidelity Freedom 2005 - Class K	Registered investment company	160,728
*	Fidelity Freedom 2010 - Class K	Registered investment company	8,494,335
*	Fidelity Freedom 2015 - Class K	Registered investment company	862,326
*	Fidelity Freedom 2020 - Class K	Registered investment company	67,417,616
*	Fidelity Freedom 2025 - Class K	Registered investment company	1,703,695
*	Fidelity Freedom 2030 - Class K	Registered investment company	47,258,054
*	Fidelity Freedom 2035 - Class K	Registered investment company	878,369
*	Fidelity Freedom 2040 - Class K	Registered investment company	20,562,324
*	Fidelity Freedom 2045 - Class K	Registered investment company	168,086
*	Fidelity Freedom 2050 - Class K	Registered investment company	11,229,580
*	Fidelity Freedom 2055 - Class K	Registered investment company	61,678
*	Fidelity Freedom 2060 - Class K	Registered investment company	53,795
	Non benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio II - Class 1	Common/collective trust stable value fund	50,383,423
*	Fidelity Growth Company Commingled Pool	Common/collective trust fund	58,974,892

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Fidelity Money Market Trust Retirement Government Money Market II Portfolio	Money market fund	21,324,695
*	Fidelity Institutional Cash Portfolio	Money market fund	539,093
	Participant-directed Brokerage Accounts
*	Brokerage Link	Various investments	33,980,131
*	Notes receivable from participants	Annual interest rates from 4.25% to 10.5% maturing through 2025	14,541,990
*	Aerojet Rocketdyne Holdings, Inc. Common Stock	Common Stock; 1,813,561 shares	28,400,365
	Total investments		$632,442,899
____________

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Aerojet Rocketdyne Holdings, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AEROJET ROCKETDYNE RETIREMENT SAVINGS PLAN

Date: June 29, 2016	By	/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM